Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following press release was jointly issued by Contura Energy, Inc., ANR, Inc. and Alpha Natural Resources Holdings, Inc. on August 21, 2018.

FOR IMMEDIATE RELEASE

Contura Energy and Alpha Natural Resources Announce Public Filing of S-4 Registration Statement Related to Proposed Transaction

BRISTOL, Tenn., August 21, 2018 – Contura Energy, Inc. (“Contura”), along with ANR, Inc. and Alpha Natural Resources Holdings, Inc. (together, “Alpha”), today announced the public filing by Contura of a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) relating to the previously announced proposed merger between the companies. The registration statement was previously submitted confidentially to the SEC on July 16, 2018.

The registration statement has been filed with the SEC but has not yet become effective. The securities subject to the registration statement may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

Contura and Alpha announced on April 30, 2018 that the companies had entered into a definitive merger agreement providing for an all-stock transaction to create a premier U.S. metallurgical coal platform and cost-competitive thermal coal portfolio. The transaction is expected to close prior to year-end 2018, likely in early- to mid-fourth quarter, subject to customary closing conditions including the approval of the Alpha shareholders.

NO OFFER OF SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION FOR INVESTORS

This communication is being made in respect of the proposed transaction involving Contura and Alpha. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Contura has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement for the Alpha special meetings and prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement and prospectus, as well as other filings containing information about Contura and Alpha, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement and prospectus can also be obtained, when available, without charge, from Contura’s website at www.conturaenergy.com. Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at www.alphanr.com.

ABOUT CONTURA ENERGY

Contura Energy is a private, Tennessee-based coal supplier with affiliate mining operations across major coal basins in Pennsylvania, Virginia and West Virginia. With customers across the globe, high-quality reserves and significant port capacity, Contura Energy reliably supplies both metallurgical coal to produce steel and thermal coal to generate power.

ABOUT ALPHA NATURAL RESOURCES

Alpha Natural Resources has affiliate mining operations in seven counties in West Virginia, and supplies metallurgical coal to the steel industry and thermal coal to generate power. Alpha has offices in Bristol, Tennessee, and Julian, West Virginia, which support approximately 20 active mining operations. Alpha is committed to being a leader in mine safety and an environmental steward in the communities where its affiliates operate.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements are based on Contura’s and Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Contura’s and Alpha’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Contura or Alpha to predict these events or how they may affect Contura or Alpha. Except as required by law, neither Contura nor Alpha has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Contura’s and/or Alpha’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (a) any substantial or extended decline in coal pricing, demand and other factors beyond the parties’ control; (b) hazards and operating risks associated with coal mining and the dependence of coal mining upon many factors and conditions beyond the parties’ control; (c) significant competition, as well as changes in foreign markets or economics; (d) the impact of current or future environmental, health and safety, transportation, labor and other laws and regulations on the parties; (e) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (f)  the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (g) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (h) the risk that integration of Alpha’s operations with those of Contura will be materially delayed or will be more costly or difficult than expected; (i) the failure of the proposed transaction to close for any other reason; (j) the effect of the announcement of the transaction on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (k) dilution caused by Contura’s issuance of additional shares of its common stock in connection with the transaction; (l) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (m) the diversion of management time on transaction related issues.

CONTURA INVESTOR CONTACT

investorrelations@conturaenergy.com

Alex Rotonen, CFA
423.573.0396

CONTURA MEDIA CONTACTS
corporatecommunications@conturaenergy.com

Rick Axthelm
423.573.0304

Emily O’Quinn
423.573.0369

ALPHA MEDIA CONTACT

shawkins@alphanr.com

Steve Hawkins

423.574.5023

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